EXHIBIT 11 - COMPUTATION OF EARNINGS PER SHARE
                     (Thousands Except Per Share Amounts)

                                                           Three Months Ended
                                                                 June 30
                                                             1995       1994
Primary Earnings Per Share
Net income                                                 $ 4,649    $ 1,944
Preferred stock dividends                                        1          1

                                                           $ 4,648    $ 1,943

Shares outstanding
  Weighted average common shares                            12,341     12,407
  Net common shares issuable on
    exercise of stock options                                    6          2
  Average common shares outstanding
    as adjusted                                             12,347     12,409

Primary earnings per share                                    $.38       $.16


Fully Diluted Earnings Per Share
Net income                                                 $ 4,649    $ 1,944
Interest on convertible debentures,
  net of applicable income taxes                                            7
                                                           $ 4,649    $ 1,951



Shares outstanding
  Average common shares as adjusted
    for primary computation                                 12,347     12,409
  Common shares issuable if the
    preferred stock and convertible
    debentures were converted at
    the beginning of the year                                    5         42
  Additional common shares issuable
    on exercise of stock options                                            3
  Average common shares outstanding
    as adjusted                                             12,352     12,454

  Fully diluted earnings per share                            $.38       $.16






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